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Z 3/18

SECURIT[illegible] SSION

04004055

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RECEIVED MAR 0 1 2004 SEC MAIL PROCESSING SECTION WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-45842~~

8-45482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santa Fe Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

462 Stevens Avenue, Suite 107
(No. and Street)

Solana Beach, CA 92075
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Phil Wagner 858-793-8600 x103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KA 3/29

OATH OR AFFIRMATION

I, William J. Zures, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Santa Fe Securities Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.
Title

SUSAN J. CROUCH
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of CALIFORNIA
County of SAN DIEGO
} ss.

☑ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

______________________________ Signature of Document Signer No. 1

______________________________ Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 13th (Date) day of JANUARY (Month), 2004 (Year), by

(1) WILLIAM J. ZURES
Name of Signer(s)

(2) ——
Name of Signer(s)

SUSAN J. CROUCH
Commission # 1442368
Notary Public - California
San Diego County
My Comm. Expires Sep 28, 2007

Place Notary Seal Above

Susan J. Crouch
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT

Document Date: DEC. 31, 2003 Number of Pages: TWO

Signer(s) Other Than Named Above: ——

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SANTA FE SECURITIES CORP.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

SANTA FE SECURITIES CORP.
Years Ended December 31, 2003 and 2002

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Santa Fe Securities Corp.
Solana Beach, CA

We have audited the accompanying statements of financial condition of Santa Fe Securities Corp. (a California corporation) as of December 31, 2003 and 2002, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Santa Fe Securities Corp. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 5, 2004

PKF
Certified Public Accountants
A Professional Corporation

SANTA FE SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS

	2003	2002
Cash	$ 7,616	$ 15,229
Other receivable	3,840	–
Total current assets	11,456	15,229
Subscription warrant	3,300	3,300
Other asset (Note 3)	7,249	10,000
Total assets	$ 22,005	$ 28,529

LIABILITIES AND SHAREHOLDERS' EQUITY

	2003	2002
Current liabilities:		
Other liabilities	$ 5,287	$ 8,358
Due to related party–former shareholder	2,500	–
Total current liabilities	7,787	8,358
SHAREHOLDERS' EQUITY		
Common shares, no par value:		
Authorized -1,000,000 shares		
Issued and outstanding - 19,871 shares in 2003 and 15,621 shares in 2002	35,242	31,242
Additional paid-in capital	10,000	10,000
Accumulated deficit	(31,024)	(21,071)
Total shareholders' equity	14,218	20,171
Total liabilities and shareholders' equity	$ 22,005	$ 28,529

The accompanying notes are an integral part of the financial statements

SANTA FE SECURITIES CORP.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenue:		
Commissions	$ 22,344	$ 84,429
Other income	–	5,886
Total revenue	22,344	90,315
Costs and expenses:		
Sales commissions	8,581	71,726
Clearance and execution fees	2,751	–
Other operating expenses	20,165	22,392
Total costs and expenses	31,497	94,118
Loss before provision for income taxes	(9,153)	(3,803)
Provision for income taxes	(800)	(800)
Net loss	$ (9,953)	$ (4,603)

The accompanying notes are an integral part of the financial statements

SANTA FE SECURITIES CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2003 and 2002

	Common shares Shares	Common shares Amount	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2001	15,621	$ 31,242	$ 10,000	$ (16,468)	$ 24,774
Net loss	–	–	–	(4,603)	(4,603)
Balance at December 31, 2002	15,621	31,242	10,000	(21,071)	20,171
Sales of common stock	9,250	18,500	–	–	18,500
Repurchase of common stock	(5,000)	(14,500)	–	–	(14,500)
Net loss	–	–	–	(9,953)	(9,953)
Balance at December 31, 2003	19,871	$ 35,242	$ 10,000	$ (31,024)	$ 14,218

The accompanying notes are an integral part of the financial statements

SANTA FE SECURITIES CORP.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (9,953)	$ (4,603)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in certain assets and liabilities:		
Commissions receivable	–	15,543
Other receivable	(3,840)	–
Other assets	2,751	2,745
Sales commissions payable	–	(21,772)
Other liabilities	(3,071)	8,343
Net cash (used in) provided by operating activities	(14,113)	256
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from sales of common shares	18,500	–
Repurchase of common shares	(12,000)	–
Net cash provided by financing activities	6,500	–
Net (decrease) increase in cash	(7,613)	256
Cash at the beginning of the year	15,229	14,973
Cash at the end of the year	$ 7,616	$ 15,229
Cash paid during the year for:		
Taxes	$ 800	$ 800
Interest	$ –	$ –

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During 2003, the Company repurchased 5,000 shares of common stock from one of its shareholders for a total price of $14,500. As of December 31, 2003 $2,500 of this amount was remaining to be paid.

The accompanying notes are an integral part of the financial statements

SANTA FE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 - ORGANIZATION

Santa Fe Securities Corp. (the "Company") was incorporated in California on January 7, 1993. The Company began doing business in May 1993 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded. The Company uses Dain Correspondent (formerly RPR Clearing Services) as its clearing firm. During 2002 the shareholders of the Company were William J. Zures and Michael Smith. During 2003 the Company repurchased all of the outstanding shares from Michael Smith.

NOTE 2 - ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents include amounts on deposit with financial institutions and investments maturing within 90 days.

Commissions receivable are considered to be fully collectible. Accordingly, no provision has been made in the financial statements for an allowance for doubtful accounts.

Commission revenue and related sales commissions which result from the sale of limited partnership or membership interests under private offerings are recorded as they are earned. Commission revenue and related sales commissions, which result from sales of insurance products and investments, are recorded on a settlement date basis, as reported by the clearing firm.

NOTE 3 - OTHER ASSETS

Other assets consists of the following:	2003	2002
Deposit with clearing broker	$ 7,249	$ 10,000
	$ 7,249	$ 10,000

NOTE 4 -INCOME TAXES

Effective January 1, 1994, the Company elected to be taxed as an S corporation. Accordingly, revenues and expenses are reported on the shareholders' individual income tax returns, and no provision for federal income taxes is included in the Company's financial statements. The $800 income tax provision represents the California minimum franchise tax paid by the Company in 2003 and 2002.

NOTE 5 - RELATED PARTY TRANSACTIONS

The following table summarizes the Company's earnings from the sale of limited partnership or membership interests under private offerings to entities in which The Zures Companies Financial and Insurance Services ("The Zures Companies"), solely owned by William Zures, has a limited partnership or membership interest. At December 31, 2003 and 2002, the commission revenue receivable from related entities is $0. The following are commissions earned from related parties:

	2003	2002
Horizon Strategies, LLC	$ 9,000	$ 75,000
Commission revenue from related parties	$ 9,000	$ 75,000

During 2003 and 2002, the Company incurred $8,550 and $71,250, respectively, in sales commissions which were paid to William Zures related to above commission revenue from private offerings, of which $0 remains payable as of December 31, 2003 and 2002. During 2003 and 2002, the Company also paid $6,000 and $0, respectively, in management fees to The Zures Companies.

During 2002 the Company incurred rent expense of $6,000 for the month-to-month lease of office space from a related party.

NOTE 6 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2), the Company is required to maintain a minimum net capital of $5,000, and shall not permit its aggregate indebtedness to all other persons to exceed 800% of its net capital. As of December 31, 2003 and 2002, the Company had net capital of $10,918 and $16,871, respectively. This was $5,918 and $11,871 in excess of its required net capital for 2003 and 2002, respectively. The Company's net capital ratio was 71% and 50% as of December 31, 2003 and 2002, respectively.

SUPPLEMENTARY INFORMATION

SANTA FE SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2003 and 2002

	2003	2002
Total assets	$ 22,005	$ 28,529
Total liabilities	7,787	8,358
Shareholders' equity	14,218	20,171
Less non-allowable assets:		
Subscription warrant	3,300	3,300
Net capital	$ 10,918	$ 16,871
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000	$ 5,000
Net capital in excess of amount required	$ 5,918	$ 11,871
Aggregate indebtedness	$ 7,787	$ 8,358
Ratio of aggregate indebtedness to net capital	71%	50%
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 13,418	$ 16,871
Due to related party–former shareholder	(2,500)	–
Net capital, as adjusted	$ 10,918	$ 16,871

SANTA FE SECURITIES CORP.
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2003 and 2002

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

SANTA FE SECURITIES CORP.
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not hold customer securities, and consequently qualifies for exemption under the provisions of the Rule.

PKF

Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Santa Fe Securities Corp.
Solana Beach, CA

In planning and performing our audit of the financial statements of Santa Fe Securities Corp. as of and for the year ended December 31, 2003, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraudvmay occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Santa Fe Securities Corp. for the year ended December 31, 2003, and this report does not affect our report thereon dated February 5, 2004.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
February 5, 2004

PKF
Certified Public Accountants
A Professional Corporation